Resin Systems’ Production Increases on Schedule

Calgary, Alberta, March 10, 2008:  Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a technology innovator that develops advanced composite products for infrastructure markets, announced that the design and engineering has been completed on the second RStandard™ utility pole production cell at the Tilbury, ON manufacturing facility. Procurement is substantially complete and installation of the cell’s superstructure has started. The training of new production staff has also begun using the first cell’s facilities. The commissioning of the second cell is on schedule and manufacturing of utility poles on this cell is expected by the end of the second quarter 2008.

“We anticipate that both cells one and two will be operating at optimum production rates by the end of the third quarter,” said Paul Giannelia, president and chief executive officer of RS. “We are doubling our production to satisfy the growing demand of our distribution partner and global customers which combined will increase the market penetration of our RStandard utility poles.”

About RS

RS is a technology innovator that develops advanced composite products for infrastructure markets. This new generation of products is not only structurally superior to products made with “old world” materials such as wood, steel and concrete, it’s also lighter, more durable and longer-lasting. The company has entered the global market with its award winning utility poles and conveyor roller tubes as its two flagship products, and continues to identify a growing list of additional innovative products.

RS designs, engineers and markets its products worldwide, while outsourcing its manufacturing and distribution.

For the latest on RS's developments, go to the company’s website at www.grouprsi.com.

"RStandard" is a trademark of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com